Exhibit 99.1

RISK FACTORS

The risk factors set forth below amend and restate in their entirety the risk factors included in our Annual Report on Form 20-F for the year ended December 31, 2023, which we refer to as our Form 20-F for 2023. An investment in our securities involves a number of risks. You should carefully consider the following information about the risks we face, together with other information in our Form 20-F for 2023 and other information incorporated by reference into our registration statement, when you make investment decisions involving our securities. If one or more of these risks were to materialize, it could have a material adverse effect on our financial condition, results of operations, cash flows or prices of our securities. Unless otherwise specified below, definitions of the defined terms used below are included in our Form 20-F for 2023.

Summary of Risk Factors

Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. It is only a summary. You should read the more detailed discussion of risks set forth below and elsewhere in this filing for a more complete discussion of the risks listed below and other risks.

Risks Related to Our Business And Industry

•	We have a limited operating history and have not yet manufactured any non prototype aircraft or sold any eVTOL aircraft to customers, and we may never develop or manufacture any eVTOL aircraft.

•	Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

•	Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.

•	We may not be able to produce or launch aircraft in the volumes or timelines projected.

•	Our eVTOL aircraft may not be certified by transportation authorities in a timely manner, or at all, which could adversely affect our prospects, business, financial condition and results of operations.

•	Our aircraft may not perform at the level we expect on projected timelines and may have potential defects, such as a higher than expected noise profile, a lower payload than initially estimated, shorter range and/or shorter useful lives than we anticipate.

•	We are a pre-revenue, early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

•	The markets for our offerings are still in relatively early stages of growth, and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.

•	Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.

•	Accidents or incidents involving eVTOL aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

•	All of the pre-orders we have received for our aircraft are not legally binding, are conditional, and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.

•	We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

•	Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities

•	We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

Risks Related to Our Regulatory Environment

•	The international nature of our business subjects us to additional risks.

•	We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or materially and adversely affect our business.

•	Our aircraft might not comply with all the requirements to operate according to Instrument Flight Rules.

•	We may be unable to obtain the relevant regulatory approvals needed to produce and sell the aircraft on the timelines we expect, or at all.

•	Prospective operators of our aircraft may not be able to obtain the relevant regulatory approvals to operate our aircraft.

•	Regulatory and planning authorities may introduce regulatory, procedural or policy changes to reflect the novel aspects of eVTOL aircraft, including in relation to pilot training, aircraft operation and maintenance. If changes are introduced, they may have a detrimental impact on our ability to successfully deploy and commercialize our aircraft, or to do so in a timely manner.

•	If current airspace and zoning regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

Risks Related to Ownership of Our Securities

•	The price of our securities may be volatile, and the value of our securities may decline.

•	Our issuance of additional share capital in connection with financings (including through the conversion of the Convertible Senior Secured Notes), acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. Certain shareholders benefit from contractual rights to participate in future equity financings which, if exercised, may result in greater dilution for other shareholders.

•	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

•	We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

•	As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we intend to, rely on exemptions from certain of the NYSE corporate governance standards.

•	We have previously identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

•	We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

•	We are controlled by our majority shareholder, whose interests may conflict with ours or yours in the future.

Risks Related to Our Business And Industry

We have a limited operating history and have not yet manufactured any non-prototype aircraft or sold any eVTOL aircraft to customers, and we may never develop or manufacture any eVTOL aircraft.

We have a limited operating history in the eVTOL aircraft industry, which is nascent and continuously evolving. eVTOL aircraft are currently in the developmental stage and we may never be successful in commercially producing our first VX4 or any other eVTOL aircraft. We have no experience as an organization in high volume manufacturing of eVTOL aircraft. We cannot assure you that we or our partners will be able to develop efficient, automated, cost-efficient manufacturing capabilities and processes and reliable sources of component supplies that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our eVTOL aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into our industry, including, among other things, with respect to our ability to:

•	design and produce safe, reliable and quality eVTOL aircraft on an ongoing basis;

•	obtain the necessary regulatory approvals in a timely manner;

•	attract, retain and motivate talented employees;

•	build a well-recognized and respected brand;

•	establish and expand our customer base;

•	successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;

•	improve and maintain our operational efficiency;

•	predict our future revenues and appropriately budget for our expenses;

•	anticipate trends that may emerge and affect our business;

•	anticipate and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

•	navigate an evolving and complex regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business, and that our level of capital expenditures will remain uncertain and may be higher than anticipated. While we have recently secured commitments for up to $50 million in funding from our majority shareholder, Mudrick Capital Management, L.P., on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates (“Mudrick Capital”), which, according to our internal forecasts, is currently expected to allow us to continue to satisfy our anticipated capital expenditures into the fourth quarter of 2025, we will require additional financing to be in a position to continue carry out our business plans prior to the commercialization of our aircraft. Overall, we expect to make significant investments in our business, including development of our aircraft, investments in our brand and developing assembly and manufacturing facilities. These efforts may prove more expensive than currently anticipated, and we may not succeed in acquiring sufficient capital to offset these higher expenses and achieve positive revenue generation. The fact that we have a limited operating history means we have limited historical data on the demand for our aircraft. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We expect to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business model. For example, the global economy, including credit and financial markets, has in recent years, experienced extreme volatility and disruptions. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In addition, market conditions impacting financial institutions could impact our ability to access some or all of our cash, cash equivalents and marketable securities, and we may be unable to obtain alternative funding when and as needed and on acceptable terms, if at all. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our corporate structure. If we are unable to obtain any funding, or if we do not have sufficient resources to conduct our business as projected, we might be forced to curtail or discontinue our operations, sell or dispose of our assets, potentially to a competitor at less favorable prices, or enter into a business combination on less favorable terms.

In addition, our future capital needs and other business reasons will likely require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities will dilute our shareholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of preferred and common shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

On November 9, 2023, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, preferred shares, warrants, rights and units having an aggregate offering price of up to $180 million (the “Shelf Registration”). The Shelf Registration was declared effective by the SEC on November 16, 2023. To date, no securities have been sold under the Shelf Registration.

There can be no assurance that we will be able to obtain additional funding on acceptable terms and thus have sufficient funds to meet our funding requirements.

In addition, while we expect from time to time to apply for, and to be a recipient of, government grant funding under various schemes, including the Aerospace Technology Institute (“ATI”) Grant Funding Program, we cannot be certain that any such amounts will be received in whole or in part, including under schemes for which we or the applicable government agency have announced an indicative award of funding to us. Under such schemes we could receive less funding than we expect, or none at all, including as a result of failure to enter into necessary agreements with third parties or the non-fulfilment of other conditions precedent, the early termination or amendment of the grant funding scheme, failure to adhere to the terms and conditions applicable to the respective projects, our failure to secure sufficient resources to be able to claim the full eligible amount of the grant funding, failure to progress the technology development project according to our current plans or because the relevant project changes in scope or duration.

On May 22, 2024, we entered into an agreement with Rolls-Royce to terminate the contract with Rolls-Royce to design an Electric Propulsion Unit (“EPU”). Pursuant to the agreement, we received a cash payment from Rolls-Royce in an amount equal to $34 million. This follows Rolls-Royce's announcement in November 2023 of its intention to seek a partner or buyer for its advanced air mobility activities. In connection with the agreement, Rolls-Royce transferred to us ordinary shares in the Company held by it, which Rolls-Royce acquired from the Company in a private investment transaction in 2021.

To date, we have not generated any revenue from the design, development, manufacturing, engineering, sale or distribution of electric aircraft. All income during the year ended December 31, 2024 consisted of government grants received to support our development activities, research and development tax relief under the United Kingdom research and development tax relief schemes and in connection with the Rolls-Royce settlement agreement mentioned above. The execution of our business plan is currently reliant in part upon the ongoing receipt of such government grants and research and development tax relief, and such reliance will continue until we generate revenues or secure additional funding. There is no assurance the United Kingdom research and development tax relief schemes may not be amended or altered in the future or that we will continue to receive such tax reliefs in the amount expected, or at all.

If we cannot raise additional funds when or in the amount we need, we may not be able to, among other things:

•	fund our operating capital requirements;

•	execute our business plan in connection with the research and development of our aircraft, investments in our brand and the development of assembly and manufacturing facilities;

•	retain our senior management team and other key personnel or recruit additional qualified personnel, see also “— We are dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy;” or

•	expand or maintain relationships with our partners, suppliers and customers,

any of which would adversely affect our business, financial condition and operating results.

Our limited cash and cash equivalents, recurring losses from operations and dependency on raising additional capital indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern.

We have incurred net losses since inception and to date have not generated any revenue from the design, development, manufacturing, engineering and sale or distribution of electric aircraft. Commensurate with being in the development phase of our journey to the commercialization of the VX4, we have invested heavily in research to support the development of our aircraft. As of December 31, 2024, we had £22.5 million of cash and cash equivalents on hand. This information regarding our cash position as of December 31, 2024 is preliminary and subject to adjustment, and has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. We maintain cash balances with financial institutions in excess of insured limits.

We have prepared a cash flow forecast and have considered our ability to continue as a going concern for the foreseeable future, being at least 12 months following the date of this filing. Within the next 12 months following the date hereof, we expect our net cash outflows from operating activities to be approximately £75 million (after taking into account expected R&D tax receipts and grants of approximately £19 million), which will be used primarily to fund the creation and testing of prototype aircraft, and to support the certification process. Accordingly, we currently project that our existing resources will only be sufficient to fund our ongoing operations into, but not longer than, the first quarter of 2025. We require additional capital to continue to fund our ongoing operations beyond that point.

Our forecast is based on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

On December 20, 2024, we entered into an investment agreement (the “Investment Agreement”), by and among the Company, VAGL, a wholly owned subsidiary of the Company, Imagination Aero Investments Limited ("Imagination Aero”), a company wholly owned by Mr. Fitzpatrick, and Mudrick Capital, which sets forth, among other things, a commitment from Mudrick Capital to fund up to $50 million to us in our next funding round (the “Equity Placement”), with $25 million funded on a non-contingent basis, and a backstop commitment for an additional up to $25 million to be funded by Mudrick Capital if we are not able to raise such amount in the Equity Placement. The closing of the funding commitment by Mudrick Capital is conditional upon us undertaking in good faith a robust equity process and certain other customary closing conditions. The prompt and timely consummation of the Equity Placement and receipt of funding is required to extend our projected cash runway beyond the first quarter of 2025.

Regardless of Mudrick Capital’s commitment to fund up to $50 million in the Equity Placement, the Company will be required to raise further additional capital to continue to fund its ongoing operations through and beyond the fourth quarter of 2025. Consequently, our ability to continue as a going concern is highly dependent on our ability to secure funds from the Equity Placement, which is contingent upon satisfaction of certain conditions precedent, and to raise additional funds in future funding rounds to finance our ongoing operations.

These factors indicate that a material uncertainty exists that may cast significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern and therefore we may be unable to realize our assets and discharge our liabilities in the normal course of business.

While management is committed to continue to seek and raise additional funds and may seek to issue further equity in doing so, there can be no assurance that we will be able to obtain additional funding on acceptable terms, if at all. To the extent that we raise additional capital through future equity offerings, the ownership interest of ordinary shareholders will be diluted, which dilution may be significant. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of ordinary shares. Additionally, if we raise funds by issuing debt securities, these debt securities may have rights, preferences, and privileges senior to those of our shareholders. The terms of debt securities or borrowings may impose significant restrictions on our operations. We cannot guarantee that we will be able to obtain any or sufficient additional funding or that such funding, if available, will be obtainable on terms satisfactory to us. We may also seek to defer certain operating expenses unless and until additional capital is received. In the event that we are unable to obtain any or sufficient additional funding or defer sufficient operating expenses, there can be no assurance that we will be able to continue as a going concern, and we may be forced to delay, reduce or discontinue certain activities, including planned research and development activities, hiring plans, flight tests and manufacturing activities or commercialization efforts. See also “—Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

Significant doubt (or substantial doubt as contemplated by PCAOB standards) about our ability to continue as a going concern may materially and adversely affect the price per share of our ordinary shares, and it may be more difficult for us to obtain financing. If potential collaborators decline to do business with us or potential investors decline to participate in any future financings due to such concerns, our ability to increase our cash position may be limited. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

We may not be able to produce or launch aircraft in the volumes or timelines projected.

There are significant challenges associated with mass producing aircraft in the volumes that we are projecting. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market from the concept and design stage, the need for specialized design and development expertise, extensive regulatory requirements, creating a brand and the need to establish maintenance and service locations. As a manufacturer of eVTOL aircraft, we face a variety of added challenges to entry that a traditional aircraft manufacturer would not encounter, including additional costs of developing and producing an electric powertrain, complexity of developing, manufacturing, and sourcing suitable materials for our batteries, regulations associated with the transport of lithium—ion batteries and unproven high—volume customer demand for a fully electric aerial mobility service. Additionally, we will need to develop assembly lines at volumes for which there is no precedent within the traditional aerospace industry. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

In order to develop and manufacture our aircraft, we must be able to obtain and maintain adequate facilities and infrastructure. We have not yet constructed a production facility in which to manufacture and assemble our aircraft. Our manufacturing facility plans are still in process, and various aspects of the component procurement and manufacturing plans have not yet been determined. We may be unsuccessful in obtaining, developing and/or maintaining these facilities in a commercially viable manner. Even if we are able to begin assembly operations in these facilities, maintenance of these facilities will require considerable capital expenditure as we expand operations. We cannot provide any assurance that we will be successful in obtaining and maintaining adequate facilities and infrastructure, and any failure to do so may result in our inability to develop and manufacture our aircraft as expected or on projected timelines. Furthermore, we are currently evaluating, qualifying, selecting and negotiating contracts with our suppliers for the planned production aircraft. However, we may not be able to engage suppliers for the components in a timely manner, at an acceptable price or in the necessary quantities.

We also have to obtain all of the necessary regulatory approvals in each of our markets in order to sell our aircraft and for our customers to operate them. We will have to obtain aircraft type certification from the CAA, EASA and the FAA, as well as local regulators in other countries where we intend to sell aircraft, and there can be no assurance that we will obtain certification of our aircraft in the time frame that we project, or at all, which would impact our overall timetable to sell our aircraft. Should there be any delays to our projected approval timetables, this could have a material effect on our ability to deliver any orders to our customers, which could have a material adverse effect on our relationships with our current and existing customers and adversely affect our reputation.

In March 2023, the CAA issued an eVTOL Design Organisation Approval (“DOA”) to VAGL. A DOA and a Production Organisation Approval (“POA”) are required to be obtained and maintained in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). Securing a POA and maintaining a DOA and POA will involve extensive ongoing oversight by the CAA of our team, company capabilities, processes and production facilities. Our DOA could be revoked or subject to restrictions if we fail to adhere to the ongoing compliance obligations required by the CAA. If we are unable to obtain a POA and maintain a DOA and a POA, or the CAA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially and ultimately we may be unable to commercialize our aircraft.

Securing our POA, and the timing of our production ramp up, are dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out and assembly plans in a timely manner and upon our ability to execute these plans within the timeline we set. We intend to fund our plans using capital from future financing opportunities, including future securities sold in private placement transactions, under the Shelf Registration and/or ordinary shares sold to Nomura pursuant to the Purchase Agreement, among other capital raising alternatives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for the assembly and sale of our aircraft could be delayed which may adversely affect our business, financial condition and operating results.

There can be no assurance that we will be able to achieve certification on any projected timeline or at all, which would have a material adverse effect on our ability to sell our aircraft and meet our customers’ demands, any of which would have a material adverse effect on our reputation, business, financial condition and results of operations.

Our eVTOL aircraft may not be certified by transportation authorities in a timely manner, or at all, which could adversely affect our prospects, business, financial condition and results of operations.

eVTOL aircraft involve a complex set of technologies, which we and our partners and suppliers must continue to develop and rely on independent third party aircraft operators to adopt. However, before eVTOL aircraft can fly passengers, the aircraft must receive requisite approvals from the relevant authorities. No passenger-carrying eVTOL aircraft are currently certified by the CAA, EASA or the FAA for commercial operations, and there is no assurance that our research and development will result in regulatory-certified aircraft that are market- viable or commercially successful in a timely manner-, or at all. Certification also requires the regulator to have significant specialist knowledge of an aircraft’s underlying technology. Such knowledge can be scarce in circumstances where novel technologies are being certified, as is the case for eVTOL aircraft. In some jurisdictions, the risk of delay to certification or validation may also be augmented by a lack of capacity or experience within the regulatory authority.

Delays in our prototyping and VX4 certification aircraft design and assembly may also materially impact certifying in a timely manner, or at all. We are currently evaluating, qualifying, selecting and negotiating contracts with our suppliers for the planned production aircraft. Any inability to onboard them or delay in doing so, or their inability to deliver against our requirements on a timely basis, may lead to delays in design, assembly, testing, and production of our planned production aircraft, which may delay the certification of our aircraft. See also “— Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.”

In order to gain regulatory certification, the safety of our eVTOL aircraft must be proven, which cannot be assured. Even if eVTOL aircraft are certified, individual operators must conform eVTOL aircraft to their licenses and air operator certificates, which requires regulatory approval, and individual pilots also must be licensed and approved such regulators, as applicable, to fly eVTOL aircraft, which could contribute to delays in any widespread use of eVTOL aircraft and potentially limit the number of eVTOL aircraft operators available to purchase our aircraft.

Our aircraft may not perform at the level we expect on projected timelines and may have potential defects, such as higher than expected noise profile, lower payload than initially estimated, shorter range and/or shorter useful lives than we anticipate.

Our aircraft may not perform at the level we expect on projected timelines or may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may have a higher noise profile than we expect, carry a lower payload or have shorter maximum range than we estimate. Our aircraft will also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced.

We are designing the aircraft with certain targeted specifications both for the entry into service aircraft and future potential upgrades, including, without limitation, noise, range and payload. However, there is no guarantee the aircraft will be able to achieve these target design specifications in the timelines projected, or at all.

While we have performed, and will continue to perform, extensive testing, it is not possible to fully replicate every operating condition and validate the long-term durability of every aspect of our aircraft prior to its use in service. In some instances, we may need to continue to rely upon projections and models to validate the projected performance of our aircraft over their lifetime. Therefore, similar to most aerospace products, there is a risk that our aircraft may suffer unforeseen faults, defect or other issues in service. Such faults, defects and other issues may require significant additional research and development to rectify and could involve suspension of operation of our aircraft until any such defects can be cured. There can be no assurance that such research and development efforts would result in viable products or cure any such defects. Obtaining the necessary data and results may take longer than planned or may not be obtained at all. Any such delays or setbacks could have a material adverse effect on our reputation and our ability to achieve our projected timelines and financial goals.

We expect to introduce new and additional features and capabilities to the aircraft and our service over time. For example, while we intend for our aircraft to be capable of operating under instrument flight rules (“IFR”) from the date of their manufacture, they may initially operate either fully or partially under visual flight rules, as operation under IFR is likely to require further testing and certification and may potentially require revisions to the IFR to accommodate eVTOL technology. We may be unable to test and have the aircraft certified in a timely manner, or at all, and any necessary revisions to the IFR may not take place in a timely manner, or at all.

Further, some components of our aircraft, such as the batteries, may have a lower performance life than we initially expected, and will have a significantly shorter performance life than that of the aircraft overall, requiring frequent replacement. This could put an additional strain on our supply chain and may add to the overall operating cost of the aircraft, thereby negatively impacting the attractiveness of our aircraft to our operator customers.

Any product defects or any other failure of our aircraft to perform as expected could harm our reputation and result in adverse publicity, delays in or inability to obtain certification, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses and could have a material adverse impact on our business, financial condition and results of operations.

We are a pre-revenue, early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

We are a pre-revenue, early-stage company that has incurred losses in the operation of our business related to research and development activities since inception. We anticipate that our expenses will increase and that we will continue to incur losses in the future until at least the time we begin commercial manufacturing of our aircraft. Even if we are able to successfully develop and sell our aircraft, there can be no assurance that the aircraft will be commercially successful and achieve or sustain profitability.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, certify and assemble our aircraft, deploy our facilities, build up inventories of parts and components for our aircraft, increase our sales and marketing activities, develop our manufacturing infrastructure and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenue, which would further increase our losses.

The markets for our offerings are still in relatively early stages of growth, and if such markets do not continue to grow, grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.

The market for eVTOL aircraft is still in a relatively early stage, and our success in these markets is dependent upon our ability to effectively market and sell advanced air mobility as a substitute for conventional methods of transportation and the effectiveness of our other marketing and growth strategies. If the public does not perceive advanced air mobility as beneficial, or chooses not to adopt advanced air mobility as a result of concerns regarding safety, affordability or for other reasons, then the market for our offerings may not further develop, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, financial condition and results of operations.

Our suppliers and partners for the parts and components in our aircraft are an important part of our business model, and any interruptions, disagreements or delays could have a material adverse effect on our business, results of operations and financial condition.

Our suppliers and partners, some of whom are currently single source suppliers for certain components, are a key part of our business model in order to manufacture our aircraft. There can be no assurance that suppliers will be able to scale to meet our required certification timeline and production demands.

Our supplier and partner base is located globally, and we strategically partnered with what we believe to be industry leaders to supply high quality components for our aircraft. Many of the components used in our aircraft are being custom-designed for us by our partners, including our flight controls systems and most of our structural components. This supply chain exposes us to multiple potential sources of delivery delays, failure, increased transportation costs or component shortages for our aircraft, most of which are out of our control, including shortages of, or disruptions in the supply of, the raw materials used by our partners in the manufacture of components, disruptions to our partners’ workforce (such as strikes or labor shortfalls), disruptions to, or capacity constraints affecting, shipping and logistics (including as a result of terrorism, natural disaster or adverse weather conditions) and delays to the design, development or delivery of the custom components.

While we believe that we may be able to establish alternate supply relationships and can obtain replacement components, we may be unable to do so quickly or at all to the quality levels and at prices that are acceptable to us. We may experience source disruptions in our supply chains, which may cause delays in our overall production process for both prototype and commercial production aircraft. We are also, in some cases, subject to key suppliers for certain pieces of manufacturing equipment for which we rely on, or may be reliant on, to achieve our projected high-volume production numbers. For example, we expect to procure battery cells primarily from Molicel, mechanical systems primarily from Hanwha Aerospace, and our flight control system and avionics systems primarily from Honeywell. If we needed to find alternative suppliers for any of the key components of our aircraft, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers.

In addition, if we experience a significant increase in demand beyond the anticipated volumes, or need to replace our existing suppliers, there can be no assurance that additional suppliers of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Further, if we are unable to manage successfully our relationships with all of our suppliers and partners, the quality and availability of our aircraft may be harmed. Any disruptions in the supply of components from our suppliers and partners could lead to delays in aircraft production, which would materially adversely affect our business, financial condition and operating results.

Further, if any conflicts arise between our suppliers or partners and us, the other party may act in a manner adverse to us and could limit our ability to implement our business strategies, which could impact our projected production timelines and number of aircraft produced. Our suppliers or partners may also develop, either alone or with others, products in related fields that are competitive with our products as a result of any conflicts or disagreements. Additionally, our suppliers or partners may elect to change their strategic direction to significantly limit or cease their business operations relating to AAM. For example, on November 28, 2023, Rolls-Royce plc announced its intention to seek a partner or buyer for its advanced air mobility activities. This is the division that is developing the electrical propulsion unit and electrical power distribution system for our certification aircraft. While we have binding contracts in place with our strategic suppliers and are constantly monitoring and mitigating the risk in accordance with good supply chain practice, if we did need to find an alternative supplier, then this could increase our costs and adversely affect our ability to receive such components on a timely basis, or at all, which could cause significant delays in our overall projected timelines for the delivery of our aircraft and adversely affect our relationships with our customers. Any disagreements or conflicts with our suppliers or partners or any material modification in our suppliers or partners strategic direction could have an adverse effect on our reputation, which could also negatively impact our ability to source new suppliers or partners. We do not believe that Rolls-Royce's decision to exit the advanced air mobility market will have an impact on our projected timelines for the delivery of our aircraft and we are in advanced negotiations with potential replacement suppliers, with one of which we are already collaborating for our current prototype aircraft. However, while these negotiations are progressing well, there is no guarantee that we will be able to execute an agreement with a replacement supplier on favorable terms, if at all.

Any changes in business conditions, wars (including the ongoing war between Russia and Ukraine and conflicts in the Middle East), governmental changes, political intervention and other factors beyond our control or which we do not presently anticipate, could also affect our partners’ and suppliers’ abilities to deliver components to us on a timely basis, which could have a material adverse effect on our overall timelines to produce our aircraft. We do not control our suppliers or partners or such parties’ labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or partners, or any other suppliers or partners which we may use in the future, violate any specific laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our business, financial condition and results of operations.

Accidents or incidents involving eVTOL aircraft developed by us or our competitors could have a material adverse effect on our business, financial condition and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our own aircraft.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the CAA, EASA, and/or the FAA for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging AAM market.

There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft. In August 2023, following the completion of our remote thrustborne flight test campaign of the VX4 prototype, we conducted further uncrewed flight tests of the VX4 prototype aircraft before its planned retirement under stress scenarios to understand how the aircraft would perform outside of its expected operating conditions. During one of these further flight tests, an unexpected fault occurred causing the aircraft to enter into a stable descent before being damaged on impact with the ground. We completed a swift and thorough investigation and submitted a report to the Air Accidents Investigation Branch (AAIB). Our investigation identified the root cause to be a fault with a propellor, which was an early generation propellor that had already been redesigned prior to the incident. While we believe the issue to be fully resolved ahead of the next phase of testing, any negative public perception regarding this incident or any other incident that may occur in respect of eVTOL aircraft, regardless of whether such incidents involve our own aircraft, could adversely affect Vertical’s prospects, business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. Such an incident could involve the actual or alleged behavior of any of our employees or third-party contractors. Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe, litigation or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe, litigation or action involving our employees, our aircraft or other types of aircraft could create an adverse public perception, which could harm our reputation, result in passengers being reluctant to use our services and adversely impact our business, results of operations and financial condition.

All of the pre-orders we have received for our aircraft are not legally binding, are conditional, and may be terminated without penalty at any time by either party. If these orders are cancelled, modified, delayed or not placed in accordance with the terms agreed with each party, our business, results of operations, liquidity and cash flow will be materially adversely affected.

All of the pre-orders we have received to date are conditional and are subject to the occurrence of certain agreed-upon conditions with the respective parties, including that all such pre-orders may be terminated in writing without penalty by either party. We anticipate that our pre-order book may reduce and customers may cancel their orders should we not be able to timely deliver on our testing, certification and production milestones on our projected timelines, to the anticipated aircraft performance levels, or at competitive prices. Customers may also cancel their pre-orders for our aircraft as a result of changes in their strategic business focus, in favor of competing eVTOL products, or for any other reason.

We have received pre-orders for approximately 1,500 aircraft as of the date hereof, which includes pre-orders from (including through third-party arrangements): American Airlines, with a pre-order of up to 250 aircraft and an option to purchase an additional 100 aircraft; Bristow, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft; Iberojet, with a pre-order of 20 aircraft and an option for up to 80 additional aircraft; Marubeni, with a pre-order option to purchase up to 200 aircraft; Kakao Mobility, with a pre-order of up to 50 aircraft and FLYINGGROUP, with a pre-order of 25 aircraft and an option for up to 25 additional aircraft. Certain customer pre-orders are expected to be fulfilled via third-party agreements. Within our indirect sales channel, Avolon, the world’s second largest aircraft leasing company, agreed to pre-order up to approximately 310 aircraft, with an option to pre-order a further 190 aircraft approximately, and as of March 2022, Avolon had placed approximately 550 aircraft to international airlines consisting of up to 250 aircraft to GOL and Grupo Comporte in Brazil, up to 100 aircraft to Japan Airlines, a minimum of 100 aircraft with AirAsia and up to 100 aircraft with Gözen Holding in Turkey.

Each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Kakao Mobility and FLYINGGROUP, or their permitted assigns, have agreed to ordinary course terms and conditions contained in our memoranda of understanding with them, subject to specific agreed-upon terms and conditions precedent with each party, including, among other things, certain deadlines to enter into a long-form master purchase agreement regarding the number of aircraft and, for certain of such purchasers, the potential creation of joint working groups to explore opportunities in the various jurisdictions in which our customers operate.

All of our pre-orders are not legally binding until we have executed a master purchase agreement between us and each party that contains the final terms for the purchase of our aircraft, including, but not limited to, the final number of aircraft to be purchased and the timing for delivery of the aircraft. We intend to execute such master purchase agreement prior to certain dates agreed upon with each party.

In January 2023, we received a pre-delivery payment from Marubeni for the reservation of aircraft delivery slots for 25 out of its conditional pre-order of up to 200 aircraft. Such reservation fee may be refundable in full to Marubeni under certain circumstances.

American Airlines has also committed to pay a pre-delivery payment (the “AA Pre-Delivery Payment”) upon the satisfaction of certain conditions, including entering into a master purchase agreement that will contain the final terms for the purchase of the aircraft (the “AA Master Purchase Agreement”), in exchange for our commitment to reserve delivery slots for the first 50 VX4 aircraft of American Airline’s conditional pre-order of up to 250 aircraft, with an option to purchase an additional 100 aircraft. Subject to the final terms of the AA Master Purchase Agreement, the parties agreed that the Pre-Delivery Payment will be used to set off against the purchase price for the number of aircraft ultimately purchased by American Airlines pursuant to the AA Master Purchase Agreement. Such Pre-Delivery Payment may be refundable in full to American Airlines under certain circumstances.

The obligations of each of Avolon, American Airlines, Bristow, Iberojet, Marubeni, Kakao Mobility and FLYINGGROUP, or their permitted assigns, to consummate the order will arise only after all of such material terms are agreed in the discretion of each party. As a result, there can be no assurance that Avolon, American Airlines, Bristow, Iberojet, Marubeni, Kakao Mobility and/or FLYINGGROUP, or their permitted assigns, will place a sufficient number of orders, if any at all, for our aircraft, which could adversely affect our business, prospects and results of operations. If any of these orders are cancelled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships into sales revenue, our business, results of operations, liquidity and cash flow will be affected.

Certain of our strategic, development and deployment arrangements could be terminated or may not materialize into long-term contract partnership arrangements and may restrict or limit us from developing our aircraft with or providing services to other strategic partners.

We have agreements with strategic, development and deployment partners and collaborators. Some of these arrangements are evidenced by memoranda of understanding, letters of intent, early stage agreements, some of which are non-binding, that are used for design and development purposes but will require further negotiation at later stages of development or production or master agreements that have yet to be implemented under separately negotiated statements of work, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. In addition, we do not currently have arrangements in place that will allow us to fully execute our business plan, including, without limitation, final supply and manufacturing agreements. Moreover, existing or future arrangements may contain limitations on our ability to enter into strategic, development and deployment arrangements with other partners. If we are unable to maintain such arrangements and agreements, or if such agreements or arrangements contain other restrictions from, or limitations on, developing aircraft with other strategic partners, our business, financial condition and operating results could be materially and adversely affected.

In order to produce and launch aircraft in the volumes projected, we intend to grow our business rapidly and expect to expand our operations significantly. Any failure to manage our growth and attract and retain staff effectively could adversely affect our business, prospects, operating results and financial condition.

Any failure to manage our growth effectively could materially and adversely affect our business, operating results and financial condition. We intend to expand our operations significantly as we progress towards commercial production of our aircraft. We expect our future expansion to include:

•	hiring and training new staff;

•	expanding the management team;

•	leveraging consultants to assist with our growth and development;

•	forecasting production and revenue;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, production, manufacturing, sales and service facilities; and

•	implementing and enhancing administrative infrastructure, systems and processes.

We will need to, and intend to, continue to hire additional staff with considerable technical expertise, including battery and electrical engineers, design, quality, airworthiness and production staff and service technicians for our aircraft. We will also need to hire additional business services staff with expertise in finance, human resources, information technology, legal, marketing, sales and supply chain, among others. Because our eVTOL aircraft are based on a different technology platform from traditional internal combustion engines, individuals with sufficient training and experience in eVTOL aircraft may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees as we scale. Competition for individuals with experience designing, producing and servicing electric aircraft and their software is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. We foresee that competition will intensify in the coming years as the eVTOL industry, along with the adjacent and surrounding industries, matures, which will heighten the risk of the Company’s facing challenges in attracting and hiring the necessary skilled workforce.

Any failure to manage our growth and attract and retain staff effectively could adversely affect our business, prospects, operating results and financial condition.

Our ability to effectively manage growth and expansion of our operations will also require us to enhance our operational systems, internal controls and infrastructure, human resources policies, organizational structure and reporting systems. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources.

We are dependent on our senior management team and other highly skilled staff, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the ongoing growth and continued services of our senior management team and on our ability to attract, motivate, develop and retain a sufficient number of other highly skilled personnel, including engineering, finance, marketing, sales, and technology and support personnel. Competition for senior management and key staff in our sector is intense and the pool of qualified candidates is limited, and a competitor may offer a more attractive remuneration package, or may be based in jurisdictions where we may be unable or it may be more difficult to enforce the non-competition restrictive covenants in our employment agreements. In addition, the novel nature of our development aircraft means that our staff’s existing experience and skills may not be sufficient to deliver the requirements we need to bring our aircraft through to commercialization. We may be unable to hire, train or retain sufficient numbers of appropriately skilled personnel to deliver on our plans, which could impair our ability to execute our business strategy and harm our business, financial condition and results of operations.

If we fail to raise additional capital in a timely manner, we may have increased difficulty in retaining our senior management and key staff or in recruiting additional qualified staff. In addition, as employees receive equity awards through our equity incentive plans, a prolonged decline in the price of our ordinary shares would result in a decline in the monetary value of the equity awards, which may further reduce our ability to motivate and retain our key staff or attract additional highly skilled staff. See also “—Our business plans require a significant amount of additional capital beyond our current cash and cash equivalents. Such additional capital might not be available to us in a timely manner or on terms that are acceptable, or at all. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.”

The loss of any one or more members of our senior management team or other highly skilled personnel, for any reason, including resignation, retirement or corporate restructuring, could impair our ability to execute our business strategy and harm our business, financial condition and results of operations. Additionally, our financial condition, results of operations and certification and production timelines may be adversely affected if we are unable to attract and retain skilled employees to support our operations and growth.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, or if we are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our aircraft if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, partners, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our aircraft, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, delays in certification, customer unfamiliarity with eVTOL aircraft, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of electric aircraft, including our electric aircraft and our production and sales performance compared with market expectations.

Our aircraft utilization may be lower than expected, and our aircraft may be limited in its performance during certain weather conditions or in other environmental conditions.

Our aircraft, when produced, may not be able to fly safely over certain terrain, for example over desert or large bodies of water, or in certain weather conditions, including blizzards, snowstorms, heavy rain, thunderstorms, lightning, hail, freezing conditions, strong winds, fog, mist and/or extreme temperatures. This inability to operate in these conditions could reduce our aircraft utilization and cause delays and disruptions in the services provided by our customers and partners. Aircraft utilization is reduced by delays and cancellations from various factors, many of which are beyond our control, including adverse weather conditions, security requirements, air traffic congestion and unscheduled maintenance events. The success of our business is dependent, in part, on the utilization rate of our aircraft by our customers and reductions in utilization may adversely impact the expected sales of our aircraft and aftermarket service revenue and could cause passengers to view our aircraft as less reliable. Any of the foregoing could have an adverse effect on our business, financial condition and results of operations.

Our aircraft may require maintenance at frequencies or at costs that are unexpected and could adversely impact the estimated prices for those maintenance services that we sell in connection with our aircraft.

Our aircraft, when they are produced, are anticipated to be highly technical products that will require maintenance and support. We are still developing our understanding of the long-term maintenance profile of the aircraft, and if useful lifetimes are shorter than expected, this may lead to greater maintenance costs than previously anticipated. If our aircraft and related equipment require maintenance more frequently than we plan for or at costs that exceed our estimates, that would have an impact on the sales of our aircraft and have a material adverse effect on our business, financial condition and results of operations.

Our competitors may commercialize their technology in one or more markets before we do.

While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could launch in one or more markets before we do. Even if we are among the first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overtaken by other competitors. If new companies or existing aerospace companies launch competing solutions in the markets in which we intend to operate and/or obtain large scale capital investment, we may face increased competition.

Additionally, our competitors may benefit from our efforts in developing consumer and community acceptance for eVTOL aircraft, making it easier for them to obtain the permits and authorizations required to sell the aircraft in the markets in which we intend to sell or in other markets. In the event we do not capture an early-mover advantage, it may harm our business, financial condition, operating results and prospects.

Many of our current and potential competitors have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before we do. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties or may undertake an acquisition or merger to combine their business and technologies that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products that compete directly or indirectly with ours in the future.

We currently target many customers, suppliers and partners that are large corporations with substantial negotiating power and exacting product, quality and warranty standards. If we are unable to sell our products to these customers on satisfactory terms, or buy our suppliers’ products on satisfactory terms, our prospects and results of operations will be adversely affected.

Many of our potential customers, and current and potential suppliers and partners are large, multinational corporations with substantial negotiating power relative to ourselves and, in some instances suppliers may have internal solutions that are competitive to those designed for our aircraft. These large, multinational corporations also have significant development resources, which may allow them to acquire or develop independently, or in partnership with others, competitive technologies.

Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of our time and resources. We cannot assure you that our products will secure design wins from these or other companies or that we will generate meaningful revenue from the sales of our aircraft to these key potential customers. If our aircraft are not selected by these large corporations or if these corporations develop or acquire competitive technology, this may have an adverse effect on our business.

In order to reach production for our aircraft, we need to develop complex software and technology systems in coordination with our partners and suppliers, and there can be no assurance such systems will be successfully developed.

We anticipate that our aircraft will use a substantial amount of sophisticated software and hardware to operate. The development of such advanced technologies is inherently complex, and we will need to coordinate with our partners and suppliers in order to reach production for our aircraft. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop the necessary software and technology systems may harm our competitive position.

We are relying on third-party partners to develop a number of emerging technologies for use in our products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that our partners will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty characteristics that we anticipate in our business plan. As a result, our business plan could be significantly adversely impacted, and we may incur significant liabilities under warranty claims, which could adversely affect our business, prospects, and results of operations.

There may be a shortage of pilots and mechanics who meet the training standards required, which could reduce our ability to sell our aircraft at scale and on timelines contemplated.

There is a shortage of pilots, which is expected to exacerbate over time as more pilots in the industry approach mandatory retirement age. Similarly, trained and qualified aircraft and aviation mechanics with a variety of different skills, including battery maintenance and dealing with high voltage electrical systems, are also in short supply. This will affect the aviation industry, including AAM services and more specifically, our business.

Our service is dependent on recruiting mechanics qualified to perform the requisite maintenance activities, which may be difficult due to the corresponding personnel shortages. If we are unable to hire, train, and retain qualified mechanics, our business could be harmed, and we may be unable to implement our growth plans.

We may encounter obstacles outside of our control that slow market adoption of eVTOL aircraft or aerial rideshares, such as regulatory requirements or infrastructure limitations.

Our growth is highly dependent upon the adoption of electric aircraft by customers in the aviation industry, as well as its acceptance by consumers who will travel in the aircraft. The target demographic markets for our aircraft are highly competitive. If the market for electric aircraft does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions we have made regarding the efficiency of our electric aircraft are incorrect or incomplete, our business, prospects, financial condition and operating results will be harmed. The market for electric aircraft is new and untested and is characterized by rapidly changing technologies, price competition, numerous competitors, evolving government regulation and industry standards, developing infrastructure and uncertain customer demands and behaviors.

If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective advanced air mobility is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

o	complaints or negative publicity or reviews about us, independent third-party aircraft operators, fliers or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;

o	a failure to deliver against our business targets in a timely manner, including those set out in Vertical’s strategy and 2030 goals, as announced in November 2024 (“Flightpath 2030”);

o	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;

o	illegal, negligent, reckless or otherwise inappropriate behavior by fliers, independent or other third parties involved in the operation of our business or by our management team or other employees;

o	actual or perceived disruptions or defects in our aircraft or concerns around safety;

o	litigation over, or investigations by regulators into, our operations or those of our independent third-party aircraft operators, or our senior management or other personnel;

o	a failure to operate our business in a way that is consistent with our values;

o	negative responses by independent third-party aircraft operators or fliers to new mobility offerings;

o	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole; or

o	any actual or perceived risk to our long-term continued operations and commercial viability, including in connection with our funding position.

Any of the foregoing could adversely affect our business, financial condition and results of operations.

Customer and consumer perception of us and our reputation may be impacted by the broader industry, and customers may not differentiate our aircraft from our competitors.

Potential customers and consumers may not differentiate between us and the broader aviation industry or, more specifically, the AAM service industry. If our competitors or other participants in this market have problems in a wide range of issues, including safety, technology development, engagement with aircraft certification bodies or other regulators, engagement with communities, target demographics or other positioning in the market, security, data privacy, flight delays, or bad customer service, such problems could impact the public perception of the entire industry, including our business. We may fail to adequately differentiate our brand, our services and our aircraft from others in the market which could impact our ability to attract passengers or engage with other key stakeholders. The failure to differentiate ourselves and the impact of poor public perception of the industry could have an adverse impact on our business, financial condition, and results of operations.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

We continue to closely monitor the possible effects of general economic factors, including the impact of inflation, on our business and planning. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising inflation rates, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates and uncertainty about economic stability, including as a result of the proposed implementation of tariffs under the new Trump administration. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. If the current equity and credit markets continue to deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Furthermore, our share price may decline due in part to the volatility of the stock market and the general economic downturn. In addition, there is a risk that one or more of our partners or suppliers may not survive an economic downturn or recession, which could have a material adverse effect on our ability to manufacture our aircraft in a timely manner or otherwise affect our strategic business goals. These factors have, and may continue to, put pressure on our costs for employees and materials and services we procure from our suppliers. As a result, our business, our results of operations and the price of our ordinary shares may be adversely affected.

We are subject to risks related to health epidemics and pandemics, such as the COVID-19 pandemic, which could adversely affect our business and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks, such as the COVID-19 pandemic. The potential effects of future public health outbreaks, epidemics or pandemics (including the resurgence of the COVID-19 pandemic) include, but are not limited to, impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations. Any future public health outbreaks, epidemics or pandemics may disrupt the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers, and may lead to a global decrease in aircraft sales in markets around the world. In addition, future public health outbreaks, epidemics, or pandemics may cause a decrease in demand for our aircraft if our customers delay purchases of aircraft generally, an increase in costs resulting from our efforts to mitigate the effects of such public health outbreaks, epidemics or pandemics or the increase in cost of raw materials, delays in our schedule to full commercial production of electric aircraft, disruptions to our supply chain, and the implementation of government restrictions, among other negative effects, any of which may adversely affect our business, financial condition, and results of operations.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect the operations of third-party operators, and therefore, our operations and financial results. We could incur significant costs to improve the climate resiliency of our aircraft and otherwise prepare for, respond to and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

Market and regulatory trends to reduce climate change may not evolve in the direction and within the timing expected, which could have a negative impact on our business plan.

A number of governments globally have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent and is gaining more widespread market approval, as consumers expect companies to play a role in addressing climate change. Our aircraft will operate on electricity and are being designed to produce zero carbon emissions in operation. We expect that market and regulatory trends favoring such “clean” energy and addressing climate change will continue to evolve in our favor. However, there may be changes or reversals in such market and regulatory trends, such as less focus on climate-friendly solutions or less stringent legislation with respect to emissions. For example, on January 20, 2025, U.S. President Donald Trump signed an executive order removing the United States from the 2015 Paris Climate Accords. We may be subject to more stringent regulations than some of our competitors, particularly in light of the deregulation agenda of the new Trump administration. In addition, we are not currently able to determine the overall carbon footprint associated with the lifecycle of our aircraft, including relative to alternative modes of transport, and this may ultimately have a detrimental effect on the marketability of our aircraft to customers and consumers. This could result in lower demand for our eVTOL aircraft and have an adverse effect on our business.

As we enter service and expand into new territories, we may encounter stronger market resistance than we currently expect, including from incumbent competitors in those territories.

We may face risks associated with entry into service or any potential international expansion of our operations into new territories, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business. In addition, in certain of these markets, we may encounter incumbent competitors with established technologies and customer bases, lower prices or costs and greater brand recognition. We anticipate having international operations and subsidiaries that are subject to the legal, political, regulatory and social requirements and economic conditions in these jurisdictions. However, we have no experience to date selling and servicing our aircraft internationally, which would require us to make significant expenditures, including the hiring of local employees and establishing facilities, in advance of generating any revenue. We will be subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our electric aircraft and require significant management attention. If we fail to successfully address these risks, our business, prospects, financial condition and operating results could be materially harmed.

The intended initial operations of our customers may be concentrated in a small number of metropolitan areas and airports, which could indirectly make our business particularly susceptible to natural disasters, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances affecting these metropolitan areas.

Our business model is to sell to customers, many of whom will fly and service larger metropolitan areas. As a result, our business and financial results may be susceptible to natural disasters, wars, outbreaks and pandemics, growth constraints, economic, social, weather and regulatory conditions or other circumstances applicable to metropolitan areas. In addition, any changes to local laws or regulations within key metropolitan areas that affect our customers’ ability to operate our aircraft in these markets could have an adverse effect on our business, financial condition and operating results.

Disruption of operations at vertiports, whether caused by labor relations, utility or communications issues or power outages could cause our customers to reduce the number of aircrafts that they order or to cancel their orders entirely. Certain airports may regulate our flight operations, such as limiting the number of landings per year, which could reduce our customers’ ability to operate as many aircraft as they originally forecast, which in turn could lead to a reduction in orders of our aircraft. In addition, demand for our customers’ advanced air mobility services could be impacted if drop-offs or pick-ups of fliers become inconvenient because of airport rules or regulations, or more expensive for fliers because of airport-imposed fees, which would adversely affect our business, financial condition and operating results.

We will rely on the vertiport network being developed by third parties. The ability of such networks to support high-volume eVTOL service and our aircraft could have an adverse effect on the use of our aircraft and our expected growth potential.

In order to use our aircraft, our customers will require adequate landing infrastructure. As airports and heliports around the world become more congested, it may not be possible to ensure that our customers’ plans can be implemented in a commercially viable manner given infrastructure constraints, including those imposed by inadequate facilities at desirable locations. Access to airports, heliports and vertiports may be prohibitively expensive, not available at all, or may be inconsistent with our projections. Our customers’ advanced air mobility service will depend on the ability to develop and operate vertiports in desirable locations in metropolitan locations. Developing and operating vertiport locations will require significant financial investment and permits and approvals from international, national and local regulatory authorities and government bodies and our customers’ ability to operate their service will depend on such permits and approvals. We cannot predict whether our customers will be willing or able to make such investment, or whether they will receive such permits and approvals or whether they will receive them in a timely manner. If any of our current or future customers are prohibited, restricted or delayed from developing and operating desirable vertiport locations, our business could be adversely affected.

The current conditional pre-orders and future sale orders of our aircraft, in both cases once formalized by the execution of master purchase agreements, may or may not be subject to indexed price escalation clauses, which could subject us to losses if we have cost overruns or if increases in costs exceed the applicable escalation rate.

Aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing in such master purchase agreements may include price escalation clauses to account for cost increases from labor, commodity and other price indices. Our revenue estimates are based on current assumptions with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact revenues and operating margins in our eVTOL business. We can make no assurance that any customer, current or future, will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. Our non-binding pre-orders currently contemplate price escalation and, in some cases, most-favored nation provisions. However, the terms and conditions of the master purchase agreements for the pre-orders regarding price escalation clauses are yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

Our Convertible Senior Secured Notes issued and outstanding may impact our financial results, result in the dilution of our shareholders, create downward pressure on the price of our ordinary shares, and restrict our ability to raise additional capital or take advantage of future opportunities.

In connection with the Business Combination, we issued and sold an aggregate of $200 million principal amount of Convertible Senior Secured Notes to the Convertible Senior Secured Notes Investor in a private placement.

The Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares (as adjusted for the Reverse Share Split, and excluding any PIK interest) at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount of Convertible Senior Secured Note, subject to adjustments to such rate as provided in the Indenture, at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes.

On December 23, 2024, the Company entered into the first supplemental indenture (the “First Supplemental Indenture”) with U.S. Bank Trust Company, National Association, acting as trustee and collateral agent (the “Trustee”). The First Supplemental Indenture sets forth certain amendments to the Indenture, including: (i) increasing the interest rate applicable to the Senior Secured Convertible Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Senior Secured Convertible Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share for half of the principal amount of the Senior Secured Convertible Notes and $3.50 per ordinary share for the other half. Following the execution of the First Supplemental Indenture, the holders of the Senior Secured Convertible Notes delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Senior Secured Convertible Notes at a fixed conversion price of $2.75 per Ordinary Share, which resulted in the issuance of 47,343,585 ordinary shares by the Company to the holders of the Senior Secured Convertible Notes. As of January 17, 2025, 37,198,524 ordinary shares are issuable upon exercise of the remaining outstanding principal amount of the Senior Secured Convertible Notes.

The sale of the Convertible Senior Secured Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of our ordinary shares into which the Convertible Senior Secured Notes are convertible. If our ordinary shares are issued to the holders of the Convertible Senior Secured Notes upon conversion of the remaining outstanding Convertible Senior Secured Notes, there will be further dilution to our shareholders’ equity and, if some or all such issued shares are then resold by the Convertible Senior Secured Notes Investor, the market price of our ordinary shares may decrease due to the additional selling pressure in the market. Any downward pressure on the price of our ordinary shares caused by the sale, or potential sale, of shares issuable upon conversion of the Convertible Senior Secured Notes could also encourage short sales by third parties, creating additional selling pressure on our ordinary share price.

We may still incur substantially more debt or take other actions that would diminish our ability to make payments on the Convertible Senior Secured Notes when due.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments. We are subject to certain restrictions under the terms of the Indenture, including limitations regarding incurring future indebtedness, subject to specific allowances in the Indenture. However, we will not be restricted from recapitalizing our debt or taking a number of other actions that are not limited by the terms of the Indenture that could have the effect of diminishing our ability to make payments on the Convertible Senior Secured Notes when due.

As an international business, we are exposed to fluctuations in currency exchange rates, which could adversely affect our cash flows and results of operations.

International markets are anticipated to contribute a substantial portion of our revenue, and we intend to expand our presence in these regions. The exposure to fluctuations in currency exchange rates takes on different forms. International revenue and costs are subject to the risk that fluctuations in exchange rates could adversely affect our reported revenue and profitability when translated into British pounds sterling, our presentation currency, for financial reporting purposes. We expect that the currency in which we receive our revenue may vary from the denomination of the currency in which we incur our costs. Fluctuations in currency exchange rates could adversely affect the demand for products and services provided by us. As an international business, our businesses may occasionally invoice third-party customers or be invoiced by third-party suppliers in currencies other than the one in which they primarily do business (the “functional currency”). Movements in the invoiced currency relative to the functional currency could adversely impact our cash flows and our results of operations. As our international sales commence and grow, exposure to fluctuations in currency exchange rates could have a larger effect on our financial results. Our management has used, and expects to continue to use, financial instruments to hedge against currency fluctuations, but such action may be ineffective or insufficient.

We may need to initiate or defend against intellectual property infringement or misappropriation claims, which may be time consuming and expensive and, if adversely determined, could limit our ability to sell our aircraft or otherwise operate our business.

Companies, organizations or individuals, including our competitors, may own or obtain proprietary intellectual property rights such as patents and designs that could prevent or limit our ability to make, use, develop or deploy our aircraft, which could make it more difficult for us to operate our business. In addition, organizations or individuals, including our competitors, hold or maintain rights in copyright, confidential information and trade secrets.

We, our partners and/or suppliers, may receive inquiries and claims from owners of such proprietary intellectual property rights, copyright, confidential information and trade secrets, inquiring whether, or alleging that, we, or our partners and/or suppliers, infringe upon or have misappropriated their rights. Dealing with these inquiries or claims, even if the allegations are unsuccessful or unsubstantiated, could result in substantial costs, demand on management resources and damage to our reputation.

As a result of any court determination that we have infringed upon or misappropriated a third-party’s rights, or as a result of settlement of such claims, we and our partners and/or suppliers may be required to do one or more of the following:

•	cease development, sales or use of our products that incorporate the asserted rights;

•	pay substantial damages;

•	divert significant resources towards litigation or dispute resolution;

•	if available, obtain a license from the owner of a successfully asserted intellectual property right, which license may not be available on reasonable terms (including royalties); or

•	re-design one or more aspects or systems of our aircraft or other offerings to avoid ongoing infringement of rights.

Any inquiry, allegation or claim of intellectual property infringement or misappropriation against us or any of our partners and/or supplies, whether or not successful, could harm our business, prospects, financial condition and operating results.

While we attempt to manage the risks presented by competitor patents including through monitoring competitor patent portfolios and taking pre-emptive action to mitigate potential risks posed by competitor patents, there can be no assurance that our processes will identify or successfully mitigate these risks.

As of December 31 2024, we have filed an Opposition with the European Patent Office against one such competitor patent right.

We may be unable to protect our proprietary information and intellectual property rights or prevent unauthorized use by third parties.

Our success depends, in part, on our ability to protect our proprietary information and intellectual property rights, including in or in relation to certain technologies deployed in our aircraft. To date, we have relied on trade secrets and confidentiality to protect our proprietary information and have applied for a number of patents (currently granted and pending) in the United States, the United Kingdom, European territories covered by the European Patent Convention, internationally under the Patent Cooperation Treaty, and, for certain inventions, further afield in Japan and China. The agreements that we enter into, or will enter into in the future, with our partners, suppliers, consultants and other third parties include relevant provisions to protect our intellectual property rights and proprietary information including non-disclosure, assignment or license terms, as well as take other measures such as limiting access to our trade secrets and other confidential information and including intellectual property ownership and confidentiality clauses in our employment contracts. We intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property and proprietary information may be inadequate comprehensively to protect our technologies in all jurisdictions, and unauthorized parties may attempt to copy aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may harm our ability to compete, accelerate the development programs of our competitors, and/or result in a deteriorated competitive position in the market. Moreover, our non-disclosure agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours, and there can be no assurance that our competitors or third parties will comply with the terms of these agreements, or that we will be able to successfully enforce such agreements or obtain sufficient remedies if they are breached. Additionally, there can be no assurance that the intellectual property rights we own or license will provide competitive advantages or will not be challenged, revoked, invalidated, opposed or circumvented by our competitors.

Further, obtaining and maintaining patent and design protection can be costly, and we may choose not to, or may fail to, pursue or maintain such forms of protection for each and every part of our technology in the United States, United Kingdom or other jurisdictions in which we may operate in the future, which could harm our ability to maintain our competitive advantage in such jurisdictions. It is also possible that we will fail to identify patentable aspects of our technology before it is too late to obtain patent protection, that we will be unable to devote the resources to file and obtain grant of all patent applications for such technology, or that we will inadvertently lose protection for failing to comply with all procedural, documentary, payment and similar obligations during the patent prosecution process. The laws of some countries do not protect proprietary rights or confidential information to the same extent as the laws of the United States or the United Kingdom, and mechanisms for enforcement of intellectual property rights and breaches of confidence in some foreign countries may be inadequate to prevent other parties from infringing our proprietary intellectual property or misappropriating our proprietary information. To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information, and the limitations to our ability to prevent this, may increase. We may also fail to detect unauthorized use of our intellectual property or proprietary information or be required to expend significant resources to monitor and protect our intellectual property rights and third party uses thereof, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect our proprietary information and enforce our intellectual property rights, our business, financial condition and results of operations could be adversely affected.

If we or our third-party- service providers experience a security breach, or if unauthorized parties otherwise obtain access to our data or systems, including our customers’ data, partners’ data or other personal data, our reputation may be harmed, demand for services may be reduced and we may incur significant liabilities.

We rely on IT Systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations. In addition, our services currently are expected to continue to involve the storage, processing and transmission of data, including Sensitive Information. Any security breach, including those resulting from a cybersecurity attack, phishing attack or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, litigation, regulatory investigations or other liabilities. Cybersecurity attacks are expected to accelerate on a global basis in frequency and magnitude, and the techniques and tools (including artificial intelligence) used to breach security safeguards, circumvent security controls, evade detection and remove forensic evidence are evolving rapidly. Additionally such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” state-sponsored organizations, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, malicious file attacks, bugs, viruses, worms, cross-site scripting, credential abuse, network penetration, denial of service attacks, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. In particular, ransomware attacks, including those from organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly sophisticated, prevalent and severe, and can lead to significant interruptions in our operations, loss of data and income, reputational loss, diversion of funds, and may result in fines, litigation and unwanted media attention. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Moreover, any failures in our IT systems or telecommunications services could affect our ability to operate our aircraft or otherwise conduct business.

In addition, we engage third-party service providers to store and otherwise process some of our data, including personal data and confidential and sensitive information. Our service providers may also be the targets of cybersecurity attacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our data, including our Sensitive Information. Moreover, because we make extensive use of third party suppliers and service providers, successful cybersecurity attacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results. As a result, we may not be able to address these threats proactively or implement adequate preventative measures, and we may be unable to promptly detect and address any such disruption and/or security breach, if at all. As a result, as threats related to cybersecurity develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations.

Further, the costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cybersecurity incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. We maintain cybersecurity policies and procedures to manage risk to our information technology systems, and we continuously adapt our systems and processes to mitigate such threats, and plan to enhance our protections against such attacks. Nevertheless, in light of the complex and evolving nature of such incidents, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Sensitive Information, including where acquired entities are involved or being integrated. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. We also do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cybersecurity attack. As a result, we may be unable to cover all possible claims stemming from security breaches, cybersecurity attacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business.

Any material disruption in our information systems could adversely affect our business.

We rely on information technology networks and systems to operate and manage our business. Our information technology networks and systems will process, transmit and store personal and financial information, proprietary information of our business, allow us to coordinate our business across our operation bases and allow us to communicate with our employees and externally with customers, suppliers, partners and other third parties. While we believe we take reasonable steps to secure these information technology networks and systems, and the data processed, transmitted and stored thereon, such networks, systems and data may be susceptible to cyberattacks, viruses, malware or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information. Our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures, computer viruses, external and internal security breaches or other security incidents and external factors, such as trade wars, political tensions or armed conflicts that could make it more difficult for us to access information stored in other countries. Our third-party information technology providers are also subject to these risks, which could impact our ability to access these systems and any data outside of our physical control. Any of the foregoing could cause substantial harm to our business, require us to make notifications to governmental authorities, or the media, and could result in litigation, investigations or inquiries by government authorities, or subject us to penalties, fines and other losses relating to the investigation and remediation of such an attack or other unauthorized access or damage to our information technology systems and networks.

We may not be able to secure adequate insurance policies, or secure insurance policies at reasonable prices.

We maintain public liability and employers liability insurance and aviation liability coverage, directors and officers insurance and other insurance policies, and we believe our level of coverage is customary in our industry. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. The eVTOL market is currently a nascent market for insurers, and as such, insurers may be unwilling to cover the risks associated with eVTOL technology, either partially or at all. Further, we expect our insurance needs and costs to increase as we build production facilities, manufacture aircraft, establish commercial operations and expand into new markets, and it is too early to determine what impact, if any, the commercial operation of eVTOLs will have on our insurance costs.

Changes in our tax rates, unavailability of certain tax credits or reliefs or exposure to additional tax liabilities, clawbacks or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments for prior periods.

We expect to be affected by various domestic and international taxes, including direct and indirect taxes imposed on our activities, such as corporate income, withholding, customs, excise, value-added, sales and other taxes. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain.

The amount of tax we expect to pay may be subject to audits by international, domestic and local tax authorities. If audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities, and our financial statements could be adversely affected. Any significant changes to the tax system in the United Kingdom, United States, Cayman Islands or in other jurisdictions (including changes in the taxation of international income as further described below) could adversely affect our business, financial condition and results of operations.

We are subject to U.K. corporation tax, which is levied on profits generated in the U.K. and abroad. At the Autumn Budget 2024, the U.K. government announced a cap to the headline rate of Corporation Tax at 25% for the duration of the current Parliament. A small profits rate of 19% exists for companies with profits of £50 thousand or less. Companies with profits between £50 thousand and £250 thousand pay tax at the main rate, reduced by a marginal relief.

We carry out extensive research and development activities, and as a result, we expect to benefit in the United Kingdom from HM Revenue & Customs’ (“HMRC”) research and development tax reliefs, which provides relief against U.K. corporation tax.

At the Spring Budget 2023 the U.K. government confirmed a higher rate of payable tax credit for loss-making research and development intensive small and medium enterprises (“SME”) would be introduced and would apply to expenditure incurred on or after April 1, 2023. SME companies for which qualifying research and development expenditure constitutes at least 40% of total expenditure can claim a higher payable credit rate of 14.5% for qualifying research and development expenditure.

At the Autumn Statement 2023, the U.K. government announced the merging of the current SME and RDEC schemes into one scheme with a headline rate of relief of 20%. The merged scheme will take effect for accounting periods beginning on or after April 1, 2024 and run alongside the intensive SME rate that commenced on April 1, 2023.

At the Autumn Budget 2024, the U.K. government announced that R&D reliefs will be maintained, including the rates for both the merged scheme and the intensive SME scheme.

Our qualifying research and development expenditures largely consist of employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which we do not receive revenue and are loss generating.

If there are unexpected adverse changes to the current R&D tax reliefs or for any reason we are unable to qualify for such advantageous tax legislation enabling tax reliefs for research and development, then our business, results of operations and financial condition may be adversely affected.

We may incur tax liabilities in relation to incentive awards held by employees.

We have in place certain arrangements to attract talent and to motivate and incentivize our employees.

A number of our employees have been issued incentive awards (in the form of share based awards and “phantom” cash-based awards), some of which are intended to qualify for certain tax reliefs in the United Kingdom, the United States and France. Generally, at settlement of these awards, we may be subject to:

•	Employee income tax and/or social security (or other similar charges) withholding and reporting obligations; and

•	Employer social security in respect of the award which will need to be paid to the local tax authority.

In the U.K., the tax rules provide that, in connection with share-based awards, including enterprise management incentive (“EMI”) options, this cost and/or liability may be passed to the employee, and this is reviewed on a case-by-case basis.

The tax authority can seek to recover unpaid amounts and impose penalties if we did not comply with these obligations.

Our business may be adversely affected by union activities.

Although none of our employees are currently represented by a recognized labor union, it is common throughout the aerospace and airline industries generally for many employees to belong to a union, which can result in higher employee costs and increased risk of work stoppages. As we expand our business, there can be no assurances that our employees will not join or form a recognized labor union or that we will not be required to become a union signatory. We are also directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our performance electric vehicles and have a material adverse effect on our business, operating results or financial condition.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties. Additionally, our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks (including hijacking, use of the aircraft as a weapon, or use of the aircraft to disperse a chemical or biological agent), catastrophic loss due to security related incidents, human errors and similar events.

Any legal proceedings, investigations or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We may in the future become subject to legal proceedings, investigations and claims, including claims that arise in the ordinary course of business, such as claims brought by our customers or partners in connection with commercial disputes, claims by end-users, claims or investigations brought by regulators, claims made against our directors or officers or employment claims made by our current or former employees. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Our business could be impacted by ongoing geopolitical conflicts.

We are closely monitoring the possible impact that ongoing geopolitical conflicts and tensions may have on the Company and any adverse effects they could have on our business and strategic plans. Although we do not believe that the geopolitical conflicts have had a direct impact upon us, as we do not have any operations or direct suppliers located in Ukraine, Russia, Israel or Gaza, and have not yet experienced any direct impacts from any ongoing geopolitical conflict, we believe our continuing design and development activities, regulatory certification processes and ability to contract with prospective customers, suppliers and other counterparties, as well as to progress to the production, manufacturing and commercialization of the VX4, could be adversely affected by such conflicts. For example, the continuance or any escalation of any geopolitical conflict could result in disruptions to our business and operations, increased inflationary pressures, increased raw material costs, disruption to supply chains, disruption to transportation or increased transportation costs, increased cyberattacks or data security incidents and other adverse impacts on our anticipated costs and commercialization timeline. Russia provides most of the titanium used globally in the manufacture of aircraft, which we expect to require for certain components in our aircraft. Existing or additional government actions, including economic sanctions and export control restrictions introduced by the U.S., EU, U.K. and other jurisdictions, taken in response to the conflict could also adversely impact the commercial and regulatory environment in which we operate.

We continue to closely monitor the possible effects of the ongoing geopolitical conflicts and general economic factors on our business and planning. These factors put pressure on our costs for employees and materials and services we procure from our suppliers, as well as affect other stakeholders and regulatory agencies.

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Risks Related to Our Regulatory Environment

The international nature of our business subjects us to additional risks.

We are subject to a number of risks related to doing business internationally, any of which could significantly harm our business. These risks include, but are not limited to:

•	restrictions on the transfer of funds to and from foreign countries, including potentially negative tax consequences;

•	unfavorable changes in tariffs, quotas, trade barriers or other export or import restrictions, including navigating the changing relationships between countries globally such as the United States, Russia and China;

•	unfavorable foreign exchange controls and currency exchange rates;

•	increased exposure to general international market and economic conditions;

•	political and economic uncertainty and volatility;

•	the potential for substantial penalties and litigation related to violations of a wide variety of laws, treaties and regulations, including anti-corruption regulations (including the U.S. Foreign Corrupt Practices Act 1977 (as amended, the “FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”)) and privacy laws and regulations (including the EU’s General Data Protection Regulation and U.S. FTC Act and other state privacy laws);

•	significant differences in regulations across international markets and the regulatory impacts on a globally integrated supply chain;

•	the difficulty and costs of designing and implementing an effective control environment across diverse regions and employee bases;

•	the difficulty and costs of maintaining effective data security;

•	global pricing pressures; and

•	unfavorable and/or changing foreign tax treaties and policies.

In addition, our financial performance on a British pounds sterling denominated basis is subject to fluctuations in currency exchange rates, as our principal funding and sales exposure is to the U.S. dollar.

We are subject to laws and regulations worldwide, many of which are unsettled and still developing and which could increase our costs or materially and adversely affect our business.

We are subject to a variety of laws internationally that affect our business, including, but not limited to, laws regarding aerospace, employment, safety, anti-money laundering, securities regulation, privacy and taxation, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our aircraft less attractive to our customers, delay our targeted certification date, alter our design specifications or safety standards, impact our production timelines or cause us to change or limit our ability to sell our aircraft. We expect to put in place policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures.

It is difficult to predict how existing or new laws may be applied. If we become liable, directly or indirectly, under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our aircraft, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

Our aircraft might not comply with all the requirements to operate according to Instrument Flight Rules.

We are subject to a variety of certification requirements in the jurisdictions in which we operate, including those relating to IFR. While we are working to ensure that our aircraft is certified to operate under IFRs, including at low levels and in an urban environment, there can be no assurance that we will be successful.

Existing IFR were designed based on the capabilities of traditional aircraft. Electric aircraft have different capabilities, in particular, with respect to loiter time and diversion range. Aviation regulators acknowledge and are working towards making the appropriate revisions to accommodate these new types of aircraft, but there can be no assurance that these changes will be made in a timely manner or at all, or that globally consistent standards will be promulgated. Further, there can be no assurance that our aircraft will be capable of meeting any newly defined IFR or other similar requirements in the future.

If we are unable, either fully or partially, to certify our aircraft in accordance with the IFR, then this could limit the ability of our aircraft to fly under certain conditions, which could impair our ability to meet our customers’ requirements and as a result, harm our sales to our customers and potential new customers. In turn, this could adversely affect our business, financial condition and results of operations.

We may be unable to obtain the relevant regulatory approvals needed to produce and sell the aircraft on timelines we expect or at all.

The commercialization of new aircraft and the operation of an aerial mobility service requires certain regulatory authorizations and certifications. A DOA and a POA are required to be obtained and maintained in order to be able to manufacture aircraft pursuant to an approved type design (e.g., type certificate). We received a DOA from the CAA in March 2023 and will need to obtain a POA from the CAA. We then need to obtain a type certificate for the aircraft from the CAA and EASA (which we expect to occur concurrently as EASA has agreed to concurrently validate the CAA’s certification) and then undergo successful foreign validation approvals to operate in other jurisdictions, for example with the FAA. While we anticipate being able to achieve these regulatory approvals, should we fail to do so, or fail to do so in a timely manner, or at all, or if these approvals or certifications are modified, suspended or revoked after we obtain them, we may be unable to provide our aircraft on projected timelines, or at all, which could have a material adverse effect on the relationships that we have with our customers and negatively impact our reputation, which could harm our ability to attract new customers. Any of the foregoing could have adverse effects on our business, financial condition and results of operations.

Prospective operators of our aircraft may not be able to obtain the relevant regulatory approvals to operate our aircraft.

Our customers will need to obtain regulatory approval to operate the aircraft. This will include either obtaining an air (carrier) operator’s certificate from their national authority or amending an existing certificate to include our aircraft. If obtaining such approvals is significantly more difficult, costly or time-consuming than envisaged, this may affect demand for our aircraft. Any of the foregoing would have adverse effects on our business, financial condition and results of operations.

Regulatory and planning authorities may introduce regulatory, procedural or policy changes to reflect the novel aspects of eVTOL aircraft, including in relation to pilot training, aircraft operation and maintenance. If changes are introduced, they may have a detrimental impact on our ability to successfully deploy and commercialize our aircraft, or to do so in a timely manner.

There are a number of existing and proposed laws, regulations and standards that may apply to our aircraft, including standards that were not originally intended to apply to electric aircraft. While our aircraft and our service will be designed, at launch, to operate as far as possible within the existing CAA, EASA, FAA or other regulatory frameworks in which we intend to operate, we anticipate national authorities may introduce changes to those frameworks, which may prohibit, restrict or delay our ability to launch in the relevant market. Regulatory authorities may introduce changes specifically to address electric aircraft or high-volume flights, which could have a negative impact on the sales of our aircraft or services.

In addition, the increased volume of flights resulting from AAM and AAM services may result in regulatory changes for integration into the airspace systems applicable to our operations. We may be unable to comply with such regulatory changes at all or do so in a timely manner, thereby interrupting our operations. Such regulatory changes could also result in increased costs and pricing of our services, reducing demand and adversely impacting our financial performance.

If current airspace and zoning regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

A failure to increase air traffic capacity at and in the airspace serving key markets, including around major airports in the United States, Europe or overseas, could create capacity limitations for the future operations of the third-party operators and could have an indirect material adverse effect on our business, results of operations and financial condition. In particular, delays and disruptions to customers’ services (especially during peak travel periods or adverse weather conditions in certain markets) could be caused by capacity constraints resulting from weaknesses in the relevant airspace systems and air traffic control systems, such as legacy procedures and technologies, or from zoning restrictions that limit flight volumes at existing airports or prevent the construction of new air traffic infrastructure.

Changes in government regulations imposing additional requirements and restrictions on our manufacturing and other operations could increase costs and result in delays and disruptions.

Aerospace manufacturers are subject to extensive regulatory and legal requirements that involve significant compliance costs. The CAA, EASA or the FAA may issue regulations relating to aircraft that could require significant expenditures in the design, production or operation of the aircraft. Implementation of the requirements created by such regulations may result in increased costs for us and delays in our manufacturing and other operations.

Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the time and cost of our operations, impact our customers’ services or generally reduce the demand for air travel. If adopted, these measures could reduce revenue and increase costs. We cannot assure you that these and other laws or regulations enacted in the future will not harm our business.

Our business may be subject to stringent export and import control laws and regulations, as well as laws and regulations designed to protect national security. Unfavorable changes in these laws and regulations or licensing policies, failure to secure timely government authorizations under these laws and regulations, or failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operation.

Our business may be subject to stringent U.K., U.S. and other applicable import, export and re-export control laws and regulations, as well as laws and regulations designed to protect national security. We, and our suppliers, are required to import and export our products, software, technology and services, as well as run our operations in full compliance with such laws and regulations. Similar laws that impact our business exist in other jurisdictions. Pursuant to these trade control laws and regulations, we are required, among other things, to (i) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (ii) where necessary, obtain licenses or other forms of government authorization to engage in the conduct of our business. The authorization requirements may include the need to obtain export licenses or similar permissions from the relevant governmental regulators in order to export or re-export controlled products, software or technology, including to release such controlled goods to foreign person employees and other foreign persons, and to ensure compliance with the terms of such licenses or permissions. These foreign trade controls may prohibit, restrict or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software or services to certain countries and territories, entities and individuals and for end uses. U.K., U.S. or other applicable trade control laws and regulations may also change or lead to reclassifications of our products or technologies. A number of our key suppliers, including Honeywell, Leonardo, and GKN, are based in, or have substantial engineering resources located in, the U.S. and are also actively involved in the defense industry. Due to the cutting-edge nature of our industry and aircraft, the U.S., U.K. or other governments, could make key technologies that we, or our suppliers, are developing or are intending to use, subject to export control legislation, including the U.S. International Traffic in Arms Regulations or the Export Administration Regulations (the “EAR”). Furthermore, transactions involving our business may be subject to scrutiny and intervention by regulatory authorities in the interest of national security. For example, the U.K. National Security and Investment Act, which came into force on January 4, 2022, gives the U.K. government powers to scrutinize and intervene in business transactions, such as takeovers, to protect national security, including by way of nullifying transactions.

The inability to secure and maintain necessary export licenses and other authorizations, or the failure to comply with the terms of licenses that we have obtained, could negatively impact our ability to compete successfully or to operate our business as planned. In February 2022, we determined that we inadvertently released certain technology controlled under the EAR to up to four individual employees of a third party without appropriate authorization under the EAR. Such access was terminated immediately upon discovery, an internal review was commenced and, acting on advice of specialist legal counsel, we submitted an initial voluntary self-disclosure to the U.S. Commerce Department’s Office of Export Enforcement (“OEE”) in April 2022 followed by a final voluntary self-disclosure in December 2022. In January 2023 we received a letter from the OEE confirming that it believed the referenced conduct constituted a violation(s) of the Export Control Reform Act of 2018, 50 U.S.C. 4801-4852 ct and/or the EAR; but that the OEE had decided not to refer this matter for criminal or administrative prosecution and closed the matter with the issuance of the warning letter. The warning letter is in Vertical Aerospace’s record and will be considered if future violations occur. There can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.K., U.S. or other relevant government regulatory approvals.

If we, our affiliates or our suppliers, are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, nullification of transactions, the loss of export or import privileges, debarment and/or reputational harm, any of which may adversely affect our business, financial condition, and results of operation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, economic and trade sanctions and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to certain anti-corruption, anti-bribery, anti-money-laundering, and economic and trade sanctions laws, including those that are administered by the U.K., EU, U.S. and United Nations Security Council, and other relevant governmental authorities.

We are also subject to the Bribery Act, FCPA, and the U.S. PATRIOT Act, as well as the laws of the other countries in which we conduct our activities. The FCPA prohibits us and our officers, directors, employees, and agents and business partners acting on our behalf, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA further requires companies listed on U.S. stock exchanges to make and keep books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The Bribery Act also prohibits:

(i)	“commercial bribery” of private parties, in addition to bribery involving domestic or foreign officials;

(ii)	the acceptance of bribes, as well as the giving of bribes, and

(iii)	“facilitation payments,” meaning generally low-level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform.

The Bribery Act also creates a corporate offence of the failure to prevent bribery by our employees, officers, directors and other third parties acting on our behalf, to which it is a defense to maintain “adequate procedures” designed to prevent such acts of bribery.

We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. As we increase our global sales and business, we may engage with partners and third-party intermediaries to market our aircraft and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities (in addition to private customers). We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not authorize such activities.

We may be subject to sanction laws of the U.K., EU, and U.S., and other applicable jurisdictions, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, His Majesty’s Treasury and other relevant sanctions authorities, which may prohibit the sale of products or provision of services to embargoed jurisdictions (“Sanctioned Countries”) or to individuals and entities targeted by such sanctions (“Sanctioned Parties”). If we are found to be in violation of any applicable sanctions regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

We have in place internal controls commensurate with our stage of development, and as our business matures and evolves, we intend to implement further necessary controls, policies, procedures and systems designed to promote compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws. Despite our compliance efforts and activities, there can be no assurance that our employees or representatives will comply with the relevant laws or with our policies, procedures, systems and controls, or that our internal controls will effectively detect and prevent all violations of applicable law by our employees, consultants, agents or other third-parties acting on our behalf, and we may be held responsible. Non-compliance or even suspected non-compliance with anti-corruption, anti-money laundering, export control, economic and trade sanctions and other trade laws could subject us to whistleblower complaints, investigations, prosecution, or other enforcement actions, which could lead to disclosures, sanctions, settlements, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are initiated, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. Responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. As a general matter, enforcement actions and sanctions could harm our business, financial condition and results of operations.

We are subject to laws and regulations concerning our collection, processing, storage, sharing, disclosure and use of customer information and other sensitive data, and our actual or perceived failure to comply with data privacy and security laws and regulations could damage our reputation and brand and harm our business and operating results.

In the ordinary course of business, we collect, store, and transmit information, including personal information, in relation to our current, past or potential customers, business partners, employees and contractors. We therefore face particular privacy, data security, and data protection risks in connection with requirements of the European Union’s General Data Protection Regulation 2016/679 (“GDPR”), national implementing legislation of the GDPR, the United Kingdom GDPR and U.K. Data Protection Act 2018 (which retains the GDPR in U.K. national law (the “U.K. GDPR”)) and other data protection regulations in the European Economic Area (“EEA”) and the U.K. Among other stringent requirements, the GDPR and U.K. GDPR restrict transfers of data outside of the EEA and U.K. to third countries deemed to lack adequate privacy protections, unless an appropriate safeguard specified is implemented. Case law from the Court of Justice of the European Union (“CJEU") states that reliance on the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism) alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new EU-US Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its Adequacy Decision in relation to the DPF on July 10, 2023, rendering the DPF effective as a GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the UK Extension to the DPF came into effect (as approved by the UK Government), as a UK GDPR data transfer mechanism to U.S. entities self-certified under the UK Extension to the DPF. We currently rely on the standard contractual clauses to transfer personal data outside the EEA and the U.K., including to the U.S. among other data transfer mechanisms pursuant to the GDPR and U.K. GDPR. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF Adequacy Decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. Other countries have also enacted or are considering enacting similar cross-border data transfer rules or data localization requirements. As this area and the enforcement landscape relating to it further develop, we could: suffer additional costs, complaints and/or regulatory investigations or fines; have to stop using certain tools and vendors and make other operational changes; have to implement revised standard contractual clauses or other mechanisms for existing intragroup, customer and vendor arrangements within any required time frames; and/or it could otherwise affect our future ability to deliver our products in the EEA, the U.K. and other foreign markets.

Fines for certain breaches of the GDPR and the U.K. GDPR are significant. For example, fines for certain breaches of the GDPR or the U.K. GDPR are up to the greater of €20 million / £17.5 million or 4% of total global annual turnover. In addition to the foregoing, a breach of the GDPR or U.K. GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/ or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

We are also subject to evolving EU and U.K. privacy laws on cookies and e-marketing. In the EU and U.K., informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR and the U.K. GDPR also impose conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. Recent European court and regulatory decisions, regulatory guidance and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

In the U.S., we are also subject to laws, regulations and standards covering marketing, advertising, cookies, tracking technologies, e-marketing, and other activities conducted by telephone, email, mobile devices and the internet, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, and similar state consumer protection and communication privacy laws. Moreover, according to the U.S. Federal Trade Commission (the “FTC”), violating consumers’ data privacy rights or failing to take appropriate steps to keep consumers’ personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the FTC Act. Additionally, there are numerous federal and state data privacy and protection laws and regulations governing the collection, use, disclosure, protection and other processing of personal data, including federal and state data privacy laws, data breach notification laws and consumer protection laws. For example, a number of state-level general data privacy laws have or will soon go into effect that introduce new data privacy rights for consumers and new operational requirements for companies. For instance, the California Consumer Privacy Act (“CCPA”), provides data privacy rights for California residents and operational requirements for covered companies. Among other things, companies covered by the CCPA must provide new disclosures to California residents and afford such residents certain privacy rights relating to their personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that increases the potential exposure in relation to data breaches. We cannot fully predict the impact of these laws, or subsequent guidance, regulations or rules on our business or operations, including those that are still in draft form, but they may increase our compliance costs and potential liability, particularly in the event of a data breach, and could have a material adverse effect on our business, including how we use personal data, our financial condition, and the results of our operations or prospects. Further, if we become subject to other state-level privacy laws, guidelines or regulations, we may be required again to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

Risks Related to Ownership of Our Securities

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which our ordinary shares and our warrants will trade. The market price of our ordinary shares and our warrants may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our ordinary shares and our warrants is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our ordinary shares and/or warrants as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

•	our ability to secure additional funding to continue as a going concern;

•	actual or anticipated fluctuations in our financial condition or results of operations;

•	variance in our financial performance from expectations of securities analysts;

•	our ability to remain in compliance with continued listing standards of the NYSE;

•	changes in the pricing of our products and services;

•	changes in our projected operating and financial results;

•	delays in the certification or production of our aircraft;

•	changes in laws or regulations applicable to our platform;

•	changes in senior management or key personnel;

•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

•	significant data breaches, disruptions to or other incidents involving our platform;

•	our involvement in litigation;

•	conditions or developments affecting the eVTOL industry;

•	future sales of our ordinary shares by us or our shareholders, as well as the anticipation of lock-up releases;

•	the trading volume of securities;

•	changes in the anticipated future size and growth rate of our markets;

•	sales and short-selling of our ordinary shares;

•	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	general economic and market conditions; and

•	other events or factors, including those resulting from geopolitical conflicts, war, incidents of terrorism, global pandemics or responses to these events.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our securities. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

A market for our ordinary shares and/or warrants may not develop or be sustained, which would adversely affect the liquidity and price of our ordinary shares and/or warrants.

An active trading market for our ordinary shares and/or warrants may never develop or, if developed, it may not be sustained. In addition, the price of our ordinary shares and warrants can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports.

Additionally, if our ordinary shares and/or warrants become delisted from NYSE and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our ordinary shares and/or warrants may be more limited than if we were quoted or listed on the NYSE, Nasdaq or another national securities exchange. On November 15, 2024, NYSE notified us, and publicly announced, that the NYSE determined to commence proceedings to delist the Company’s public warrants, ticker symbol “EVTLW” (the “Public Warrants”), from the NYSE and that trading in the Public Warrants would be suspended immediately. The Public Warrants were issued in exchange for public warrants of Broadstone Acquisition Corp. in connection with our business combination therewith. The notice indicated that the NYSE has determined that the Public Warrants are no longer suitable for listing based on “abnormally low selling price” levels, pursuant to Section 802.01D of the NYSE Listed Company Manual. On December 4, 2024, the NYSE filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE. We do not intend to appeal the NYSE’s determination to delist the Public Warrants. You may be unable to sell your ordinary shares and/or warrants unless a market can be established or sustained.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our results of operations are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Our issuance of additional share capital in connection with financings (including through the conversion of the Convertible Senior Secured Notes), acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders. Certain shareholders benefit from contractual rights to participate in future equity financings, which, if exercised, may result in greater dilution for other shareholders.

We expect to issue additional share capital in the future (including through the Convertible Loan Note, our Shelf Registration and Equity Subscription Line) that will result in dilution to all other shareholders. We have granted, and expect we will continue to grant equity awards to employees and directors under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of our ordinary shares to decline.

On December 23, 2024, we entered into a Shareholder Letter Agreement with Mudrick Capital, Stephen Fitzpatrick and Imagination Aero (the “Shareholder Letter Agreement”), pursuant to which, among other things, we granted Mudrick Capital and Mr. Fitzpatrick certain rights to participate in our future equity offerings so long as Mudrick Capital and Mr. Fitzpatrick beneficially owns greater than 10% or 3% of our issued and outstanding ordinary shares, respectively. If Mudrick Capital or Mr. Fitzpatrick exercises such participation right, our other shareholders will experience further dilution of their ownership interests.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We do not intend to pay any cash dividends in the foreseeable future, and any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“Section 404”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (1) December 31, 2026; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates.

We cannot predict if investors will find our securities less attractive if we choose to rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities, and the price of our securities may be more volatile.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to the laws of the Cayman Islands and regulations with regard to certain of these matters and may furnish certain comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The NYSE’s corporate governance rules require listed companies to comply with a number of corporate governance standards. As a foreign private issuer, we are permitted, and we intend, to follow certain home country corporate governance practices in lieu of the several of such NYSE requirements, provided that we disclose the requirements we are not following and describe the corporate governance practices of the Cayman Islands that we are following.

For example, as long as we rely on the foreign private issuer exemptions under the rules of the NYSE, our compensation committee is not required to be comprised entirely of independent directors, we are not required to have a nominating and corporate governance committee composed entirely of independent directors, our audit committee is not required to have at least three members and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards and shareholder approval requirements.

We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we intend to, rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors.

In the event we no longer qualify as a foreign private issuer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder controls a majority of the voting power of our outstanding ordinary shares making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the NYSE corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

Accordingly, our shareholders may not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We incur significant costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are required to devote a substantial amount of time to compliance with the requirements of managing a public company. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will continue to incur as a public company or the specific timing of such costs.

We have previously identified material weaknesses in our internal control over financial reporting. If our remediation of these material weaknesses is not effective, or we otherwise fail to maintain an effective system of internal controls in the future, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the applicable accounting standards, which for us, is IFRS. As a result of being a public company, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting in our annual reports on Form 20-F. This assessment needs to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting.

In connection with the preparation and audit of our consolidated financial statements, as previously disclosed, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our remediation efforts may not enable us to avoid material weaknesses in our internal control over financial reporting in the future. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. We anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting nor that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

If we fail to achieve and maintain an effective internal control environment, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ordinary shares may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our securities.

As discussed above, we have previously identified certain material weaknesses in connection with the preparation of our consolidated financial statements. If not remediated, the continued presence of these or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating result. Investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our securities could be materially and adversely affected. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.

We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective and identify material weaknesses, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our securities could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies could also restrict our future access to the capital markets.

The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Further growth of our operations to support our customer base, our information technology systems and our internal controls and procedures may not be adequate to support our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls and processes, such as system access and change management controls, in a timely or efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, whether as a result of the growth of our business or otherwise, may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results and could impact the effectiveness of our internal control over financial reporting. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud.

We are a holding company with no operations of our own and, as such, depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

We may be characterized as a PFIC for U.S. federal income tax purposes, which may cause adverse U.S. federal income tax consequences to U.S. investors.

A non-U.S. corporation generally will be treated as a PFIC for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ordinary shares or warrants, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We remain an early stage company and do not expect to realize revenue until our aircraft are manufactured and delivered to our customers. Until we generate revenue, our PFIC status would largely depend on whether we earn non-passive income, such as government grants and research and development tax credits, and whether the amount of such non-passive income exceeds 25% of our gross income for the relevant taxable year. While not clear, taking into account our income, assets and market capitalization, we believe that we were not a PFIC for the taxable year that ended on December 31, 2024. However, this is a factual determination that must be made annually after the close of each taxable year and our financial results for the year ended December 31, 2024 are pending.

Even after we start generating revenue, our PFIC status would depend on, among other things, the composition of the income, assets and operations of us and our subsidiaries, and there can be no assurances that we will not be treated as a PFIC in any future taxable year. In addition, our PFIC status may be impacted by our market capitalization, which may fluctuate significantly. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Furthermore, if a U.S. Holder holds our ordinary shares and/or warrants and we are a PFIC during such U.S. Holder’s holding period, unless the U.S. Holder makes certain elections, we will continue to be treated as a PFIC with respect to such U.S. Holder, even if we cease to be a PFIC in future taxable years.

U.S. Holders of our ordinary shares and/or warrants are strongly encouraged to consult their own advisors regarding the potential application of these rules to us and the ownership of our ordinary shares and/or warrants.

We are controlled by our majority shareholder, whose interests may conflict with ours or yours in the future.

Mudrick Capital is our majority shareholder, and, as of January 17, 2025, held approximately 68.7% of the voting power of our outstanding share capital. Effective as of December 23, 2024, the Company’s Fourth Amended and Restated Memorandum and Articles of Association were adopted, which include certain amendments that, among other things, provide for a Board to consist of a majority of independent directors, and grant Mudrick Capital director nomination rights for a number of directors proportionate in number (rounded to the nearest whole number), on the basis of a Board consisting of seven directors, to its share ownership percentage so long as Mudrick Capital beneficially owns greater than 10% of our issued and outstanding ordinary shares (each an “Appointed Director”), provided that such nomination rights shall terminate on the first date on which Mudrick Capital beneficially owns less than 10% of our issued and outstanding ordinary shares on a fully diluted basis (assuming the exercise or exchange of all of our warrants, options and other similar instruments that are able to be exercised or exchanged as at the relevant date, and the full conversion of our outstanding Convertible Senior Secured Notes), and that the maximum number of Appointed Directors shall be capped as six so long as Mr. Fitzpatrick is entitled to remain on the Board as a result of his ultimate shareholding in the Company remaining above 3%.

Furthermore, pursuant to the Shareholder Letter Agreement, we granted Mudrick Capital certain rights to participate in our future equity offerings so long as Mudrick Capital beneficially owns greater than 10% of our issued and outstanding ordinary shares. Accordingly, Mudrick Capital currently exercises control over, and even if and when Mudrick Capital ceases to own a majority of our outstanding ordinary shares, will continue to exercise significant influence with respect to the composition of our board of directors as well as our management, business plans and policies. In particular, pursuant to rights granted to Mudrick Capital under the Shareholder Letter Agreement, Mudrick Capital is able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company, which could deprive you of an opportunity to receive a premium for your ordinary shares as part of such acquisition and ultimately could affect the market price of our ordinary shares.

We may issue additional ordinary shares through our Shelf Registration, Equity Subscription Line, upon the exercise of outstanding Public Warrants, the SF Warrants, the Convertible Notes Warrants and the Initial Virgin Atlantic Warrants, and upon the exercise of the options granted pursuant to the 2021 Incentive Plan and the EMI Option Agreements, all of which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of January 17, 2025, no securities have been sold under the Shelf Registration, on which we have registered up to $180 million of ordinary shares, preferred shares, warrants, rights and units of the Company for issuances on a delayed basis. As of December 31, 2023, we had sold approximately 110,000 ordinary shares of the 2 million ordinary shares (as adjusted for the Reverse Share Split) registered for resale under the Equity Subscription Line. As of January 17, 2025, 15,264,935 Public Warrants were issued and outstanding, with each warrant entitling the registered holder to purchase one-tenth ordinary share at a price of $115.0 per share (as adjusted for the Reverse Share Split). The warrants became exercisable 30 days after the completion of the Business Combination and will expire at 5:00 p.m., New York City time, five years after the completion of the Business Combination or earlier upon redemption or liquidation. We have also adopted the 2021 Incentive Plan and entered into the EMI Option Agreements with certain of our employees, pursuant to which 7,768,705 ordinary shares are reserved for issuance as of January 17, 2025. The number of ordinary shares authorized to be issued will be increased on January 1 of each calendar year from 2022 through 2032, by an amount equal to the lesser of (A) 5% of the ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of ordinary shares as determined by our board of directors. The Convertible Senior Secured Notes also may be converted at any time prior to the close of business on the second scheduled trading day immediately before the maturity date of the Convertible Senior Secured Notes, which would result in the issuance of additional ordinary shares. The Convertible Notes Warrants and the Initial Virgin Atlantic Warrants issued to the Convertible Senior Secured Notes Investor and Virgin Atlantic, respectively, immediately after the Closing of the Business Combination are also exercisable for up to 662,500 ordinary shares, with an exercise price of $115.0 per share or $100.0 per share, respectively (as adjusted for the Reverse Share Split). The SF Warrants issued to Imagination Aero are also exercisable for up to 5,000,000 ordinary shares, with an exercise price of $50.0 per share (as adjusted for the Reverse Share Split). To the extent additional ordinary shares are sold through the Shelf Registration or Equity Subscription Line, the warrants or options are exercised, the Convertible Senior Secured Notes are converted, or awards are made under the 2021 Incentive Plan or the EMI Option Agreements, additional ordinary shares will be issued, which will result in dilution to our shareholders and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such securities in the public market or the fact that such securities may be exercised could adversely affect the market price of our securities.

The Public Warrant Agreement and the agreement governing the Convertible Notes Warrants designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Public Warrants and the Convertible Notes Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Vertical.

The Public Warrant Agreement and the agreement governing the Convertible Notes Warrants (the “Convertible Notes Warrant Agreement”) provide that, subject to applicable law, (i) any action, proceeding or claim against Vertical arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that Vertical irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the Public Warrant Agreement and the Convertible Notes Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any of the Public Warrants and/or the Convertible Notes Warrants shall be deemed to have notice of and to have consented to the forum provisions in our warrant agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Public Warrant Agreement and the Convertible Notes Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Public Warrants and/or the Convertible Notes Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Vertical, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Public Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our ordinary shares as of January 17, 2025 by:

•	each person known by us who is the beneficial owner of 5% or more of our outstanding ordinary shares;

•	each of our executive officers and directors individually; and

•	all of our executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares (of the applicable type) beneficially owned by them. Unless otherwise noted below, each shareholder’s address is Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom.

Number of Ordinary Shares
Name of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares(2)
5% or Greater Shareholders
Affiliates of Mudrick Capital Management L.P.(3)	84,942,109	79.3%
Directors and Named Executive Officers
Stephen Fitzpatrick(4)	20,486,923	27.5%
Kathy Cassidy	*	*	%
Gur Kimchi	*	*	%
Dómhnal Slattery(5)	*	*	%
Benjamin Story	*	*	%
Stephen Welch	*	*	%
Stuart Simpson	*	*	%
John Maloney	*	*	%
All executive officers and directors as a group (8 persons)(6)	21,590,148	28.6%

*	Less than one percent (1%) of our outstanding ordinary shares.

(1)	Except as otherwise indicated, and subject to applicable community property laws, we believe based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

(2)	Percentage of outstanding shares is based on 69,552,721 of our ordinary shares, issued and outstanding as of January 17, 2025.

(3)	Based on information reported in a Schedule 13D/A filed on December 26, 2024 and other information known to the Company. Represent (i) 47,343,585 ordinary shares following the Partial Conversion, (ii) 37,198,524 ordinary shares issuable upon conversion of the Convertible Senior Secured Notes, and (iii) 400,000 ordinary shares issuable upon exercise of the Convertible Notes Warrants that are exercisable within 60 days of December 31, 2024, in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the “Mudrick Funds”), in the aggregate. The table above excludes 22,090,278 ordinary shares representing the maximum number of Convertible Senior Secured PIK Shares that may still be issuable to certain funds, investors, entities or accounts that are managed, sponsored or advised by Mudrick Capital Management, L.P. or its affiliates pursuant to the Indenture and the First Supplemental Indenture. Jason Mudrick is the founder, general partner and Chief Investment Officer of Mudrick Capital Management, L.P. Mr. Mudrick, through Mudrick Capital Management, L.P., is responsible for the voting and investment decisions relating to such ordinary shares. Each of the aforementioned entities and individuals disclaims beneficial ownership of the ordinary shares held of record by any other entity or individual explicitly named in this footnote except to the extent of such entity or individual’s pecuniary interest therein, if any. The address of each of the entities and individuals explicitly named in this footnote is c/o Mudrick Capital Management, L.P., 527 Madison Avenue, 6th Floor, New York, NY 10022.

(4)	Based on information reported in a Schedule 13D/A filed on December 26, 2024 and other information known to the Company. Represents (i) 15,286,923 ordinary shares held by Mr. Fitzpatrick or over which Mr. Fitzpatrick has sole voting and investment power; (ii) 5,000,000 SF Warrants that are exercisable within 60 days of December 31, 2024 held by Imagination Aero, a wholly-owned entity of Mr. Fitzpatrick, and (iii) 200,000 ordinary shares held by Imagination Aero. Mr. Fitzpatrick is the sole managing member and beneficial owner of Imagination Aero.

(5)	Based on information provided to the Company, includes ordinary shares beneficially owned through Vizela 1 Limited and Maples Trustee Services (Cayman) Limited.

(6)	Comprising (i) 15,637,401 ordinary shares held by executive officers and directors, and (ii) 5,952,747 ordinary shares underlying options, held by executive officers and directors that have vested or that will vest within 60 days of January 17, 2025. Please see footnote (4) above for details concerning the beneficial ownership of those individual executive officers and directors who beneficially own more than one percent (1%) of our ordinary shares.